EXHIBIT 33.1
Report on Assessment of Compliance with Applicable Regulation AB Servicing Criteria
1.	Ford Motor Credit Company LLC (“Ford Credit”) is responsible for assessing compliance with the servicing criteria applicable to it under paragraph (d) of Item 1122 of Regulation AB, as of and for the year ended December 31, 2008 (the “Reporting Period”), including all servicing criteria except for inapplicable servicing criteria identified in paragraph 4 below and the portions of servicing criteria covered by a separate assessment and identified in Appendix A to this report. The transactions covered by this report include asset-backed securities transactions involving automotive retail installment sale contracts completed on or after January 1, 2006 and registered with the Securities Exchange Commission for which Ford Credit acted as servicer (the “Platform”).
2.	Ford Credit has engaged vendors that are not servicers as defined in Item 1101(j) of Regulation AB to perform specific, limited or scripted activities with respect to the servicing criteria applicable to such vendors’ activities as set forth in Appendix A to this report. Ford Credit has elected to take responsibility for assessing compliance with the servicing criteria or portion of the servicing criteria applicable to each vendor. Ford Credit has policies and procedures in place to provide reasonable assurance that the vendors’ activities comply in all material respects with the servicing criteria or portion of the servicing criteria applicable to each vendor.
3.	Except as set forth in paragraph 4 below, Ford Credit used the criteria set forth in paragraph (d) of Item 1122 of Regulation AB to assess the compliance with the applicable servicing criteria.
4.	The servicing criteria in Item 1122(d)(1)(iii),1122(d)(1)(iv), 1122(d)(2)(iii), 1122(d)(2)(v), 1122(d)(2)(vi), 1122(d)(3)(i)(D), 1122(d)(3)(iii), and 1122(d)(4)(ix) through 1122(d)(4)(xiii) are inapplicable to Ford Credit based on the activities it performs, directly or through its vendors (including indenture trustees), with respect to the Platform.
5.	Ford Credit has complied, in all material respects, with the applicable servicing criteria as of December 31, 2008 and for the Reporting Period with respect to the Platform taken as a whole.
6.	Ford Credit has not identified and is not aware of any material instance of noncompliance by the vendors with the applicable servicing criteria as of December 31, 2008 and for the Reporting Period with respect to the Platform taken as a whole.
7.	Ford Credit has not identified any material deficiency in its policies and procedures to monitor the compliance by the vendors with the applicable servicing criteria as of December 31, 2008 and for the Reporting Period with respect to the Platform taken as a whole.
8.	PricewaterhouseCoopers LLP, a registered public accounting firm, has issued an attestation report on Ford Credit’s assessment of compliance with the applicable servicing criteria for the Reporting Period.
March 23, 2009

Ford Motor Credit Company LLC
By:	/s/ David M. Brandi
David M. Brandi
Vice President and Assistant Treasurer